MorningStar Partners, L.P.

400 West 7th Street

Forth Worth, Texas 76102

January 18, 2023

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Attention:	Irene Barberena-Meissner

Re:	MorningStar Partners, L.P.

Registration Statement on Form S-1

Filed November 17, 2022

File No. 333-268424

To the addressees set forth above:

This letter sets forth the response of MorningStar Partners, L.P. (the “Company,” “we,” “our” and “us”) to the comment set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated November 29, 2022 (the “Comment Letter”) relating to the Registration Statement on Form S-1 publicly filed on November 17, 2022 (the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, publicly filed with the Securities and Exchange Commission an amendment to the Registration Statement (“Public Filing No. 2”) that reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Public Filing No. 2 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the registration statement included in Public Filing No. 2. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Public Filing No. 2.

Registration Statement on Form S-1

Exhibits

1.

We have read your response to prior comment 2 and note your revisions to the reserves report filed with the Registration Statement on Form S-1 as Exhibit 99.3; however, it appears certain language (shown underlined below) made in response to prior comment 9 in our letter issued September 19, 2022 has been removed. The Exhibit 99.3, filed September 26, 2022, included the following language: “This report serves as a price sensitivity to the July 31, 2022 Securities and Exchange Commission (the “SEC”) report dated August 30, 2022 and has kept all factors, including production forecasts, operating and development costs and the timing for drilling new wells the same as the aforementioned SEC report.” Please obtain and file a revised reserve report.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see revised Exhibit 99.3 included with Public Filing No. 2.

* * *

We hope the foregoing answers are responsive to your comments. Please direct any questions or comments regarding this correspondence to the undersigned or to our counsel, Michael Chambers of Latham & Watkins LLP, at (713) 546-7416 or Mollie Duckworth of the same firm at (737) 910-7325.

Very truly yours,

MorningStar Partners, L.P.

By:	/s/ Brent W. Clum
Name: Brent W. Clum
Title: President of Business Operations and Chief Financial Officer

cc:	Michael Chambers, Latham & Watkins LLP

Mollie Duckworth, Latham & Watkins LLP